Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286883

PROSPECTUS SUPPLEMENT NO. 9

(to Prospectus dated May 8, 2025)

STARDUST POWER INC.

Up to 1,302,451 Shares of Common Stock

This prospectus supplement supplements the prospectus dated May 8, 2025 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-286883). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2026 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus relates to the resale from time to time of up to 1,302,451 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Stardust Power, Inc. (the “Company” or “Stardust Power”) by the selling stockholders identified in this prospectus (the “Selling Stockholders”), including their pledgees, assignees, donees, transferees or their respective successors-in-interest consisting of:

●	15,000 shares of Common Stock issued to J.V.B. Financial Group, LLC, for services provided through its Cohen & Company Capital Markets division (“J.V.B.”) related to the Company’s business combination completed on July 8, 2024 (the “J.V.B. Shares”);
●	97,765 shares of Common Stock (the “December 6, 2024 Loan Shares”) issued to a Selling Stockholder as partial consideration for the purchase of $1,750,000 of promissory notes pursuant to a terms sheet dated December 6, 2024 (the “December 6, 2024 Loan”);
●	48,882 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock issued as partial consideration for the December 6, 2024 Loan (the “December 6, 2024 Loan Warrants”);
●	75,418 shares of Common Stock (the “December 13, 2024 Loan Shares”) issued to Selling Stockholders as partial consideration for the purchase in the aggregate of $1,800,000 of promissory notes pursuant to a terms sheet dated December 13, 2024 and securities purchase agreement dated April 2025 (the “December 13, 2024 Loan”);
●	37,709 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock issued as partial consideration for the December 13, 2024 Loan (the “December 13, 2024 Loan Warrants”);
●	12,850 shares of Common Stock (the “2024 Private Placement Shares”) issued to Selling Stockholders in a private placement pursuant to a terms sheet entered into on December 31, 2024 (the “2024 Private Placement”;.
●	6,425 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock issued in the 2024 Private Placement (the “2024 Private Placement Warrants”);
●	50,000 shares of Common Stock (the “License Agreement Shares”) issued to a Selling Stockholder pursuant to a License Agreement dated February 7, 2025; and
●	958,400 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock (the “Inducement Warrants,” and together with the December 6, 2024 Loan Warrants, December 13, 2024 Loan Warrants and 2024 Private Placement Warrants, the “Warrants”), issued to a Selling Stockholder in connection with the exercise of existing warrants to purchase shares of Common Stock pursuant to a warrant inducement agreement date March 16, 2025 (the “Warrant Inducement”).

The Selling Stockholders, or its or their pledgees, assignees, donees, transferees or their respective successors-in-interest, from time to time may offer and sell through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices the shares held by them directly or through underwriters, agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus. See “Plan of Distribution” beginning on page 114 of this prospectus for more information about how the Selling Stockholders may sell their respective Common Stock. The Selling Stockholders may be deemed “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Common Stock by the Selling Stockholders. However, we may receive up to $17,405,743 aggregate gross proceeds if the Warrants are exercised for cash. We will pay the expenses incurred in registering under the Securities Act the offer and sale of the shares of Common Stock to which this prospectus relates by the Selling Stockholder, including legal and accounting fees.

Our Common Stock and Warrants are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “SDST” and “SDSTW,” respectively. On February 12, 2026, the last reported sales price of our Common Stock was $3.32 per share and the last reported sales price of our Warrants was $0.28 per Warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to reduced public company reporting requirements. As such, we have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our Common Stock.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 13, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 26, 2026

STARDUST POWER INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39875	99-3863616
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 E. Putnam Ave, Suite 378, Greenwich, CT 06830

(Address of principal executive offices)

(800) 742-3095

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SDST	The Nasdaq Capital Market
Redeemable warrants, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00	SDSTW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of General Counsel, Chief Compliance Officer and Secretary of the Company

On January 26, 2026, Stardust Power Inc. (the “Company”) appointed Bruce Czachor as the Company’s General Counsel, Chief Compliance Officer and Secretary, effective immediately.

Mr. Czachor, 64 years old, brings over 35 years of legal and corporate experience, and has served in executive and legal leadership roles at public companies and international law firms. During the past five years, Mr. Czachor has served as Executive Vice President – Chief Legal Officer and Secretary of Piedmont Lithium Inc., a U.S. public company, and its predecessor Australian company since December 2018. Prior to that, he served as a partner and associate in major international law firms in New York, Toronto, and Silicon Valley from 1988 through 2017. Mr. Czachor holds a Juris Doctorate degree from New York Law School, and a Bachelor of Arts degree in Political Science from Binghamton University. Mr. Czachor is also a director of Vinland Lithium Inc., a public company listed on the TSXV under the symbol “VLD”.

In connection with Mr. Czachor’s appointment, the Company and Mr. Czachor entered into an Executive Employment Agreement dated January 26, 2026 (the “Employment Agreement”). Under the Employment Agreement, Mr. Czachor’s employment term commenced on January 26, 2026, and provides for (i) an annualized base salary of $400,000, payable in accordance with the Company’s regular payroll practices, (ii) a discretionary annual bonus targeted at 75% of base salary (the “Target Bonus”), with a maximum annual bonus opportunity equal to 200% of the Target Bonus, in each case as determined by the Board (or a committee thereof), and (iii) a sign-on award of 40,000 shares of the Company’s common stock. The Employment Agreement further provides for Mr. Czachor’s participation in the Company’s benefit plans on the same basis as other similarly situated executives, reimbursement of reasonable business expenses, and eligibility to receive additional equity incentive grants as determined by the Board (or a committee thereof) in its discretion.

The Employment Agreement provides that, upon a “Covered Termination” (as defined in the Employment Agreement), and subject to Mr. Czachor’s timely execution and non-revocation of a release of claims (and continued compliance with the Employment Agreement’s restrictive covenants, subject to the cure mechanics set forth therein), Mr. Czachor will be eligible to receive certain severance benefits, as follow: (1) if the Covered Termination occurs outside the period beginning three months prior to a change in control and ending 12 months following a change in control (the “CIC Protection Period”), the severance benefits include a lump sum cash payment equal to 12 months of base salary and Company-paid or reimbursed COBRA premiums for up to 12 months, and full acceleration of outstanding unvested equity awards (with performance-based awards vesting at target); and (2) if the covered termination occurs during the CIC Protection Period, the severance benefits include a lump sum cash payment equal to two times the sum of (i) base salary and (ii) the Target Bonus in effect for the year of termination, Company-paid or reimbursed COBRA premiums for up to 12 months (subject to the conditions set forth in the Employment Agreement), and full acceleration of outstanding unvested equity awards (with performance-based awards vesting at target). The Employment Agreement also includes a Section 280G cutback provision under which payments may be reduced to the extent necessary to avoid excise taxes, if such reduction would result in a greater after-tax amount to Mr. Czachor, as determined in accordance with the Employment Agreement.

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The Employment Agreement includes restrictive covenants and related enforcement provisions, including confidentiality obligations, a one-year non-competition covenant, and other post-termination restrictions, in each case as set forth in the Employment Agreement.

There are no arrangements or understandings between Mr. Czachor and any other persons, pursuant to which he was appointed as General Counsel, Chief Compliance Officer and Secretary of the Company, and there are no family relationships among any of the Company’s directors or executive officers and Mr. Czachor, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On January 26, 2026, the Company issued a press release announcing the appointment of Bruce Czachor as the Company’s General Counsel, Chief Compliance Officer and Secretary. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Executive Employment Agreement, dated January 26, 2026, by and between Stardust Power Inc. and Bruce Czachor
99.1	Press Release, dated January 26, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STARDUST POWER INC.

Date: January 30, 2026	By:	/s/ Roshan Pujari
	Name:	Roshan Pujari
	Title:	Chief Executive Officer

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Exhibit 10.1

Exhibit 99.1

Stardust Power Hires Mr. Bruce Czachor as General Counsel

Greenwich, Conn. – January 26, 2026 — Stardust Power Inc. (NASDAQ: SDST) (“Stardust Power” or the “Company”), an American developer of battery-grade lithium carbonate, today announced the appointment of Mr. Bruce Czachor as General Counsel, effective immediately. In this role, Mr. Czachor will oversee legal, regulatory, and corporate governance matters for the Company and will report directly to Founder and CEO, Roshan Pujari.

Mr. Czachor brings more than 30 years of legal, corporate governance, and executive leadership experience across publicly listed energy and mining companies. Most recently, he served as Executive Vice President and Chief Legal Officer at Piedmont Lithium Inc., where he was a key advisor to the Board and executive leadership on corporate strategy, governance, securities, financing, regulatory compliance, and M&A. In that role, he led the successful cross-border public merger between Piedmont Lithium and Elevera Mining (formerly Sayona Mining), navigating complex regulatory, capital markets, and jurisdictional considerations.

Mr. Czachor brings deep, hands-on experience in the lithium sector, including direct involvement in the development of a lithium refinery project with Piedmont. His combination of technical industry knowledge, public company governance expertise, and established global network further strengthens Stardust Power’s leadership team as the Company advances into execution and capital formation.

Prior roles include Vice President and General Counsel at Paringa Resources Limited, and partner-level positions at A&O Shearman, Orrick, and Duane Morris, advising on capital markets, M&A, project and bank finance, and complex cross-border transactions. Mr. Czachor has represented Fortune 500 companies, startups, and global investment banks across sectors including clean energy, metals and mining, refining, biotech, telecommunications, software, entertainment, and oil & gas.

Mr. Czachor earned his J.D., magna cum laude, from New York Law School, where he served as Executive Editor of the Law Review, and his B.A. in Political Science from Binghamton University. He completed a Wharton School Corporate Governance certification in 2023 and is admitted to practice in New York, New Jersey, and California.

Roshan Pujari commented, “Bruce’s experience and deep expertise in corporate governance and capital markets make him an ideal addition to our leadership team, and his appointment strengthens our legal and governance framework as we advance the Muskogee refinery toward construction. We are delighted to add his sector specific experience to our company’s management team.”

“I am thrilled to join Roshan and the team at Stardust Power at such an exciting stage in the company’s growth. The team’s focus and expertise in delivering one of the largest lithium refineries in the U.S. is inspiring, and I look forward to contributing to its success” noted Mr. Czachor.

About Stardust Power Inc.

Stardust Power is a developer of battery-grade lithium carbonate designed to bolster America’s energy security by building resilient supply chains. Stardust Power is developing a strategically central lithium processing facility in Muskogee, Oklahoma with the anticipated capacity of producing up to 50,000 metric tons per annum of battery-grade lithium carbonate. The Company is committed to sustainability at each point in the process. Stardust Power trades on the Nasdaq under the ticker symbol “SDST.”

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans, including but not limited to: whether or not the Company will be able to raise capital through the sale of securities or consummate the offering; the satisfaction of customary closing conditions and prevailing market conditions. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For Investors:

Johanna Gonzalez

investor.relations@stardust-power.com

For Media:

Michael Thompson

media@stardust-power.com